UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 27, 2013

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

CHAIRMAN OF MECHEL OAO BOARD OF DIRECTORS ATTENDS REPUBLIC OF KOREA PRESIDENTIAL
INAUGURATION

Moscow, Russia — February 27, 2013 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, reports that Chairman of Mechel OAO’s Board of Directors Igor Zyuzin visited the Republic of Korea and attended the inauguration ceremony for the Republic of Korea’s President Park Geun-hye.
By invitation of the Republic of Korea’s President Park Geun-hye, Igor Zyuzin
visited the Republic of Korea and attended the presidential inauguration ceremony. According to the Korean embassy in Russia, this was the first time in the country’s diplomatic practice that the decision was made to invite as the president’s personal guests business representatives from key partner countries which make a significant contribution to the South Korean economy .
As part of the trip, Mr. Zyuzin met with the heads of several of South Korea’s largest companies — POSCO, Hyundai Steel and STX Business Group — to discuss further development of long-term ties in steelmaking, mining and logistics. The sides agreed to continue cooperation on long-term and mutually beneficial basis.

Mechel OAO has already signed strategic partnership agreements with these companies.
“We are grateful to President Park Geun-hye for her invitation to visit the
Republic of Korea and witness such a significant event for the Korean people as the inauguration of their first female president. Mechel has high hopes for the development of the Republic of Korea and all of Asia, which we see clearly today. In our turn, we too feel the intense interest of major South Korean companies for Mechel Group’s strategic projects. This may be considered as proof that our cooperation is mutually profitable,” Mechel OAO’s Chairman of the Board of Directors Igor Zyuzin noted.
***
Mechel OAO
Anton Lapin
Tel: + 7 495 221 88 88
antonlapin@mechel.ru

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: February 27, 2013	By:	Evgeny V. Mikhel
	Name:	Evgeny V. Mikhel
	Title:	CEO